# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IBOTTA, INC., CIK 0001538379
CUSIP: 451051106
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1801 California Street, Suite 400, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002019348

## Reporting persons
- Clark Jermoluk Founders Fund I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,841,308; sole dispositive power 0; shared dispositive power 3,841,308; aggregate amount beneficially owned 3,841,308 (15.2% of the class)
- James H. Clark: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,841,308; sole dispositive power 0; shared dispositive power 3,841,308; aggregate amount beneficially owned 3,841,308 (15.2% of the class)

## Item 1. Issuer
Name of issuer: IBOTTA, INC.
Address of issuer's principal executive offices: 1801 California Street, Suite 400, Denver, CO, 80202.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Clark Jermoluk Founders Fund I LLC ("Fund I")
James H. Clark ("Clark")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o EisnerAmper Advisory Group, LLC
505 S. Flager Dr., Suite 900
West Palm Beach, FL 33401
Citizenship:
Fund I Delaware
Clark United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of the date of this filing and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 3,841,308 shares of Class A common stock held directly by Fund I. Fund I is 95% owned by the the JHC Family 2016 Trust (the "JHC Trust"). The JHC Trust is an entity controlled by Clark.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Class A common stock of the Issuer beneficially owned by such Reporting Person as of the date of this filing and is incorporated by reference. The percentage set forth in each row 11 is based upon 25,261,362 shares of Class A common stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 13, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of the date of this filing and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of the date of this filing and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of the date of this filing and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of the date of this filing and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Clark Jermoluk Founders Fund I LLC: /s/ Louis M. Cohen, Louis M. Cohen, Manager (09/12/2025)
- James H. Clark: /s/ James H. Clark, James H. Clark (09/12/2025)